FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                08 October 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



As at 8 October 2004 the following entities had material interests in the shares of International Power plc



Name of shareholder having a major interest


1. The Trustees of BT Pension Scheme - BriTel Fund Trustees

Registered Holders:
BriTel Fund Nominees Ltd                      3,434,470                   0.233%
Chase Nominees Ltd (* note)                  42,494,047                   2.884%


Less stock on loan                            2,300,000                   0.156%

Total Holding                                43,628,517                   2.961%

NB: Amount of shares on loan are deducted from BriTel's holding, to amount to the total holding

2. Hermes Focus Asset Management Limited, as general partners of various partnerships managed by Hermes SLP Limited - Lens Investors (UK) LCC

As partner in or more of the partnerships

Registered Holder:
Chase Nominees Ltd                           36,565,199                   2.482%

Hermes Focus Asset Management Limited and Hermes SLP Limited are both subsidiaries of Hermes Pensions Management Limited, which is ultimately owned by BriTel Fund Trustees Limited, a company controlled by the trustees of the BT Pension Scheme.

*Note: This notifiable interest arises either as controller of Hermes Focus Asset Management Limited and/or Hermes SLP Limited and/or as a partner in one or more of the partnerships.



Class of security


Ordinary Shares of 50 pence each



Date of transaction


Not known



Date company informed


8th October 2004



Total holding following this notification


BriTel Fund Trustees Limited                                         43,628,517
Hermes Focus Asset Management Limited                                36,565,199




Total percentage holding of issued class following this notification


BriTel Fund Trustees Limited                                             2.961%


Hermes Focus Asset Management Limited                                    2.482%



Name of contact and telephone number for queries


Investors - Aarti Singhal                             +44 207 320 8681



16. Name and signature of authorised company official responsible for making this notification


Stephen Ramsay - Company Secretary



Date of notification


8 October 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary